UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ribbon Communications Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

762544104

(CUSIP Number)

Michael Lees

JPMorgan Chase & Co.

383 Madison Avenue

New York, NY 10179

(212) 270-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762544104	13D	Page 1 of 10 pages

1	Names of Reporting Persons JPMorgan Chase & Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 49,940,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 49,940,222

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,940,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.0%
14	Type of Reporting Person HC, CO

CUSIP No. 762544104	13D	Page 2 of 10 pages

1	Names of Reporting Persons JPMC Heritage Parent LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 48,190,718
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,190,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,190,718
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.4%
14	Type of Reporting Person OO

CUSIP No. 762544104	13D	Page 3 of 10 pages

1	Names of Reporting Persons OEP II Partners Co-Invest, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,749,504
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,749,504

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,749,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.6%
14	Type of Reporting Person PN

CUSIP No. 762544104	13D	Page 4 of 10 pages

1	Names of Reporting Persons Heritage PE (OEP) III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 47,048,711
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,048,711

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,048,711
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.3%
14	Type of Reporting Person PN

CUSIP No. 762544104	13D	Page 5 of 10 pages

Explanatory Note

This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on November 6, 2017, as subsequently amended (the “Schedule 13D”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Ribbon Communications Inc., a Delaware corporation (the “Issuer”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 3, 2020, the Issuer consummated the previously disclosed Merger. In connection therewith, JPMC Heritage Parent and Heritage III entered in to a Registration Rights Agreement and a Stockholders Agreement (as described and defined below.)

Registration Rights Agreement

On March 3, 2020, JPMC Heritage Parent and Heritage III (the “JPM Stockholders”) entered in to a First Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer and ECI Holding (Hungary) Kft (“Swarth”). Under the Registration Rights Agreement, certain holders Common Stock were granted certain registration rights beginning on the 180th day following the closing of the Merger, including (i) the right to request that the Issuer file an automatic shelf registration statement and effect unlimited underwritten offerings pursuant to such shelf registration statement; (ii) unlimited demand registrations; and (iii) unlimited piggyback registration rights that allow holders of registrable shares to require that shares of Common Stock owned by such holders be included in certain registration statements filed by the Issuer, in each case subject to the transfer restrictions contained in the Stockholders Agreement (as defined below.) In connection with these registration rights, the Issuer has agreed to effect certain procedural actions, including taking certain actions to properly effect any registration statement or offering and to keep the participating stockholders of the Issuer reasonably informed with adequate opportunity to comment and review, as well as customary indemnification and contribution agreements.

Stockholders Agreement

On March 3, 2020, the JPM Stockholders entered in to a Stockholders Agreement (the “Stockholders Agreement”) with the Issuer and Swarth, which sets forth, among other things, certain rights and obligations of the parties with respect to: the corporate governance of the Issuer, including director designation rights and the composition of committees of the Issuer’s Board of Directors (the “Board”); consent rights; restrictions on transfer, acquisitions and dispositions of securities of the Issuer; registration rights; and other matters set forth therein.

CUSIP No. 762544104	13D	Page 6 of 10 pages

Director Designation

The Stockholders Agreement provides that, following the closing of the Merger, the Board of the Issuer will be comprised of nine directors except (A) if otherwise approved by the Board, including a majority of the Independent Directors (as defined in the Stockholders Agreement), in connection with (x) an acquisition of another business by the Issuer or (y) an equity investment in the Issuer or (B) as may otherwise be approved by the Board of Directors, including a majority of the Independent Directors and the written consent of the JPM Stockholders and Swarth, until the second anniversary of the closing of the Merger. Following the second anniversary of the closing of the Merger, the Board may approve a different number of directors.

For so long as the JPM Stockholders beneficially own (i) at least 43% of the shares of Common Stock, beneficially owned in the aggregate on the date of the Stockholders Agreement, the JPM Stockholders will have the right to nominate three Board members, of which at least two must be Independent Directors; (ii) less than 43% and at least 29% of the shares of Common Stock beneficially owned in the aggregate on the date of the Stockholders Agreement, the number of directors that the JPM Stockholders will have the right to nominate will be reduced to two Board members, of which at least one must be an Independent Director; (iii) less than 29% and at least 14% of the shares of Common Stock beneficially owned in the aggregate on the date of the Stockholders Agreement, the number of directors that the JPM Stockholders will have the right to nominate will be reduced to one Board member, who needs not qualify as an Independent Director; and (iv) less than 14% of the shares of Common Stock beneficially owned in the aggregate on the date of the Stockholders Agreement, the JPM Stockholders shall have no right to nominate any members of the Board.

Until the first anniversary of the date of the Stockholders Agreement, no member of the Board appointed by either the JPM Stockholders or Swarth will be removed from the Board, regardless of any sell down of Common Stock by the nominating stockholder. In the event any Board member nominated by the JPM Stockholders or Swarth, as applicable, resigns or is unable to serve, such party will be entitled to designate a successor, subject to the conditions set forth in the Stockholders Agreement.

Standstill Provisions

The Stockholders Agreement contains certain standstill provisions restricting the JPM Stockholders and Swarth from acquiring (or seeking or making any proposal or offer with respect to acquiring) additional shares of Common Stock or any security convertible into Common Stock or any assets, indebtedness or businesses of Common Stock or any of its subsidiaries. Certain customary exclusions apply, and acquisition of shares of Common Stock by an stockholder will be permitted so long as such acquisition would not result in such stockholder and its affiliates beneficially owning a number of Common Stock that is greater than 120% of the number of voting shares of Common Stock held by the JPM Stockholders or Swarth, as applicable, at the closing of the Merger. The standstill restrictions apply from the date of the Stockholders Agreement until the earlier of (i) the entry by the Issuer into a definitive agreement constituting a change of control transaction as discussed in further detail below and (ii) such date as the JPM Stockholders or Swarth, as applicable, no longer has a right to designate any members of the Board

CUSIP No. 762544104	13D	Page 7 of 10 pages

Without the approval of a majority of the disinterested directors serving on the Board, neither the JPM Stockholders nor Swarth may enter into or affirmatively support any transaction resulting in a change of control of the Issuer in which any such stockholder receives per share consideration as a holder of Common Stock in excess of that to be received by other holders of Common Stock.

Restrictions on Transfers and Acquisitions

Without the approval of a majority of the disinterested directors serving on the Board, for 180 days following the closing of the Merger (the “Initial Lock-Up Period”) (i) neither the JPM Stockholders nor Swarth may transfer any shares of Common Stock that it beneficially owns (except to a permitted transferee that agrees to hold shares subject to the terms of the Stockholders Agreement). Thereafter, until three years following the closing of the Merger, no JPM Stockholder nor Swarth may transfer any shares of Common Stock that it beneficially owns if such transfer involves more than 15% of the outstanding shares of Common Stock or if the transferee would own 15% or more of the outstanding shares of Common Stock following such transfer, other than to a permitted transferee that agrees to be subject to the Stockholders Agreement or pursuant to a regulatory requirement and (ii) neither the JPM Stockholders nor Swarth may transfer voting shares of Common Stock representing more than 50% of the shares of Common Stock that such stockholder in the aggregate beneficially owns as of the closing of the Merger other than (A) pursuant to a marketed underwritten public offering, (B) to a permitted transferee that agrees to hold shares subject to the terms of the Stockholders Agreement or (C) pursuant to a regulatory requirement.

The Stockholders Agreement will terminate by mutual consent of the Issuer, a majority in interest of the JPM Stockholders and Swarth (including the approval by a majority of Independent Directors) or with respect to either the JPM Stockholders or Swarth, on the date that such stockholder ceases to beneficially own 2% or more of the issued and outstanding Common Stock.

The foregoing descriptions of the Registration Rights Agreement and Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 762544104	13D	Page 8 of 10 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 111,095,589 shares of Common Stock outstanding as of March 3, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
JPMorgan Chase & Co.	49,940,222	45.0%	0	49,940,222	0	49,940,222
JPMC Heritage Parent LLC	48,190,718	43.4%	0	48,190,718	0	48,190,718
OEP II Partners Co-Invest, L.P.	1,749,504	1.6%	0	1,749,504	0	1,749,504
Heritage PE (OEP) III, L.P.	47,048,711	42.3%	0	47,048,711	0	47,048,711

OEP II Partners Co-Invest is the record holder of 1,749,504 shares of Common Stock. JPMC Heritage Parent is the record holder of 1,142,007 shares of Common Stock. Heritage III is the record holder of 47,048,711 shares of Common Stock.

JPMorgan Chase is a publicly traded entity listed on the New York Stock Exchange, which is the sole member of JPMorgan Holdings LLC, which is the sole member of OEP Holdings LLC, which is the sole member of JPMC Heritage Parent, which is the general partner of OEP General Partner III L.P., which is the general partner of Heritage III. As such, each of OEP Holdings LLC, JPMC Heritage Parent and OEP General Partner III L.P. may be deemed to have or share beneficial ownership of the Common Stock held directly by Heritage III. OEP II Partners Co-Invest is subject to certain contractual agreements and statutory obligations to acquire and vote shares side-by-side with Heritage III. By virtue of these agreements and obligations, JPMorgan Chase may be deemed to have or share beneficial ownership over the shares held directly by OEP II Partners Co-Invest. Notwithstanding the above, JPMorgan Chase does not directly or indirectly own any interest in OEP II Partners Co-Invest.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 762544104	13D	Page 9 of 10 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Stockholders Agreement and is incorporated herein by reference. A copy of the Registration Rights Agreement and the Stockholders Agreement are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
6	First Amended and Restated Registration Rights Agreement, dated as of March 3, 2020, by and among Ribbon Communications Inc., JPMC Heritage Parent LLC, Heritage PE (OEP) III, L.P. and ECI Holding (Hungary) Kft (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 3, 2020).

7	First Amended and Restated Stockholders Agreement, dated as of March 3, 2020, by and among Ribbon Communications Inc., JPMC Heritage Parent LLC, Heritage PE (OEP) III, L.P. and ECI Holding (Hungary) Kft (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 3, 2020).

CUSIP No. 762544104	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2020

JPMORGAN CHASE & CO.

By:	/s/ Michael T. Lees
Name:	Michael T. Lees
Title:	Executive Director

JPMC HERITAGE PARENT LLC

By:	/s/ Kathryn L. Bryan
Name:	Kathryn L. Bryan
Title:	Chief Financial Officer and Managing Director

OEP II PARTNERS CO-INVEST, L.P.
By:	OEP II Partners Co-Invest, GP, Ltd., its General Partner

By:	/s/ David Han
Name:	David Han
Title:	Director

HERITAGE PE (OEP) III, L.P.
By:	OEP General Partner III, L.P., as General Partner
By:	JPMC Heritage Parent LLC, as General Partner

By:	/s/ Kathryn L. Bryan
Name:	Kathryn L. Bryan
Title:	Chief Financial Officer and Managing Director